EXHIBIT 21

SUBSIDIARIES OF USA TRUCK INC.

(1)	USA Truck, LLC, a Delaware limited liability company
(2)	USA Truck Fleetco, LLC, a Delaware limited liability company
(3)	USA Truck Logistics, LLC, a Delaware limited liability company
(4)	International Freight Services, Inc., a Delaware corporation
(5)	Davis Transfer Company Inc, a Georgia corporation
(6)	Davis Transfer Logistics Inc., a Georgia corporation
(7)	B & G Leasing, L.L.C., a Georgia limited liability corporation
(8)	Skyraider Risk Retention Group Inc., a South Carolina corporation